CM 12/3

BP 12/8

RECEIVED NOV 2 4 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 213

SECURITI[ES AND EXCHANGE COMM]ISSION

04019653

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nestlerode & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 West Irvin Avenue
(No. and Street)

State College	PA	16801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy L. Loy, CFO 814-238-6249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein & Rizzo, Inc.
(Name – *if individual, state last, first, middle name*)

1418 East Third Street	Williamsport	PA	17701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 1 0 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy L. Loy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nestlerode & Co., Inc., as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

NOTARIAL SEAL
Kelly A. Walker, Notary Public
State College Borough, County of Centre
My Commission Expires Dec. 23, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NESTLERODE & CO., INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION
YEAR ENDED SEPTEMBER 30, 2004

TABLE OF CONTENTS

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of Certified Public Accountants

PAUL S. KLEIN, C.P.A., C.V.A. GEORGE E. RIZZO, C.P.A.

Pennsylvania Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

November 18, 2004

Nestlerode & Co., Inc.
430 W. Irvin Avenue
State College, PA 16804

We have audited the accompanying balance sheet of Nestlerode & Co., Inc. as of September 30, 2004, and the related statements of operations, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nestlerode & Co., Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules A and B is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information is required under Rules 15c3-1 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Klein & Rizzo, Inc.

Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767

NESTLERODE & CO., INC.
BALANCE SHEET
SEPTEMBER 30, 2004

ASSETS

Current Assets		
Cash	$ 177,887	
Accounts receivable - brokers and dealers	19,186	
Accounts receivable - 12b-1	5,705	
Prepaid expenses	1,767	
Total Current Assets		204,545
Fixed Assets		
Furniture and equipment	285,923	
Leasehold improvements	44,763	
Total	330,686	
Less: accumulated depreciation and amortization	(285,217)	
Total Fixed Assets Net		45,469
Other Assets		
Deferred income tax benefit		14,438
Total Assets		$ 264,452

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
BALANCE SHEET
SEPTEMBER 30, 2004

LIABILITIES AND EQUITY

Current Liabilities		
Accounts payable - trade	$ 18,920	
Accounts payable - 12b-1	2,852	
Accrued and withheld payroll taxes	11,362	
Total Current Liabilities		33,134
Stockholders' Equity		
Preferred stock	20,000	
Common stock	24,200	
Less: treasury stock at cost	(11,092)	
Total	33,108	
Retained Earnings	198,210	
Total Stockholders' Equity		231,318
Total Liabilities and Stockholders' Equity		$264,452

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Retained Earnings, Beginning	$ 174,800
Net Income For The Year	23,410
Retained Earnings, Ending	$ 198,210

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenue		
Commissions	$ 456,765	
Service fees and other income	364,088	
Interest	50	
Total Revenues		820,903
Operating Expenses		
Advertising	29,947	
Amortization	1,217	
Commissions	302,717	
Contracted services	34,621	
Contributions	4,500	
Depreciation	33,928	
Dues and subscriptions	14,151	
Equipment rental	237	
Insurance	49,496	
Licenses and fees	10,780	
Maintenance	2,111	
Miscellaneous	7	
Office expense	25,063	
Pension contributions	12,505	
Postage	6,798	
Professional fees	13,396	
Property taxes	1,190	
Rent	32,014	
Research	3,212	
Supplies	8,268	
Taxes	36,027	
Telephone	37,262	
Training and seminars	3,899	
Travel and entertainment	4,409	
Utilities	6,841	
Wages	114,315	
Total Operating Expenses		788,911
Net Income Before Income Taxes		31,992
Income Tax Expense		
Federal income tax	5,005	
State income tax	3,577	
Total Income Tax Expense		8,582
Net Income		$ 23,410

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash Flows From Operating Activities:		
Net income	$ 23,410	
Adjustments to reconcile net income to net cash used for operating activities		
Depreciation	33,928	
Amortization	1,217	
Deferred income taxes	8,582	
(Increase) decrease in:		
Accounts receivable	13,776	
Prepaid expenses	390	
Increase (decrease) in:		
Accounts payable	13,885	
Accrued and withheld payroll taxes	(3,570)	
Total Cash Flows From Operating Activities		91,618
Cash Flows Used For Investing Activities:		
Purchase of fixed assets		(26,133)
Net Increase In Cash		65,485
Cash at Beginning of Year		112,402
Cash at End of Year		$177,887
Supplemental Disclosure of Cash Flow Information		
Income Taxes Paid		-

The accompanying notes are an integral part of the financial statements

Note 1 - Significant Accounting Policies

Operation
Nestlerode & Company, Inc. was incorporated on September 17, 1965, for the purpose of providing brokerage and investment advisory services. The Company maintains an office in State College, PA.

Uses of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash Equivalents
For purposes of the statement of cash flows, the company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2004.

Allowance For Bad Debts
The Company considers accounts receivable to be fully collectible, accordingly, no allowance for bad debts is required.

Depreciation and Amortization
Fixed assets are recorded at cost. Furniture and equipment are depreciated using accelerated methods over 5 and 7 years. Leasehold improvements are depreciated using the straight line method over 31.5 and 39 years. Computer software costs are depreciated using the straight line method over 3 years.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 9 Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

As of September 30, 2004, the Company has a net operating loss carryforward for federal and state income tax purposes totaling approximately $20,020 (federal) and $115,508 (state), available to offset future taxable income. These loss carryforwards expire at September 30, 2023 for federal income tax purposes and from September 30, 2021 through 2023 for state income tax purposes, unless utilized sooner.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule A of this report.

Note 3 - Customer Accounts Fully Disclosed

The Company does not hold any customer securities. All such accounts are carried at First Southwest Company, Dallas, Texas. Therefore, the Company claims exemption from the reporting requirements of Rule 15c3-3.

Note 4 - Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

Note 5 - Details of stockholder's equity at September 30, 2004 is as follows:

	Preferred Stock	Common Stock	Treasury Stock
Value	$ 20,000	$ 24,200	$ 11,092
Par Value	None	None	
Shares Authorized	5,000,000	5,000,000	
Shares Issued	3,620,000	2,466,000	
Shares Outstanding	2,420,000	2,420,000	
Treasury Stock Shares	1,200,000	46,000	1,246,000

The common stock is the voting stock of Nestlerode and Company, Inc. The preferred stock has no voting rights and is not entitled to participate in the management of Nestlerode and Company, Inc. There was no activity involving the share authorized, issued or outstanding during the year ended September 30, 2004.

Note 6 - Income Taxes

Deferred tax asset of $14,438 as of September 30, 2004, represent the tax effect of deductible temporary differences in book and tax reporting. The deductible difference relates to the benefit derived from the net operating loss carryforward.

The deferred tax asset related to:

Net operating loss carryforward	
Federal	$ 3,003
State	11,435
	$14,438

Income tax expense (benefit) consisted of the following:

Current	
Federal	$ -
State	-
Tax benefit or net operating loss carryforward	
Federal	5,005
State	3,577
	$ 8,582

Note 7 - Pension Plan

Effective January 1, 1997, the Company established a SIMPLE pension plan under section 408 (p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Company may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. Company contributions totaled $12,505 for the year ended September 30, 2004.

Note 8 - Related Party Transactions

The company leases office space from West Irvin Associates, a related party. Lease payments were $2,800 per month for the year ended September 30, 2004. The Company also pays the real estate taxes for the property. The total lease payments to West Irvin Associates for the year ended September 30, 2004, including real estate taxes, were $33,205.

NESTLERODE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2004

Net Capital		
Total stockholders' equity		$231,318
Deduct stockholders' equity not allowable for net capital computation		-
Total stockholders' equity allowable for net capital computation		231,318
Deductions		
Petty cash	152	
Federated rebate due from brokers	248	
Non-security related debit balances due 12b-1 fees (net of related accounts payable)	2,852	
Prepaid expenses	1,767	
Fixed assets (net of accumulated depreciation and amortization)	45,469	
Deferred tax benefit	14,438	
Total deductions		64,926
Adjusted Net Capital		$166,392
Aggregate Indebtedness		
Accounts payable		$ 21,772
Accrued payroll taxes		11,362
Total Aggregate Indebtedness		$ 33,134
Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 2,209
Minimum dollar net capital required		$ 50,000
Adjusted Net Capital		$166,392
Minimum Net Capital Required (Greater of Above)		50,000
Excess Net Capital		$116,392

The accompanying notes are an integral part of the financial statements

NESTLERODE & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SEPTEMBER 30, 2004

Reconciliation With Company's Computation

Net Capital as Reported in Company's Part II (Unaudited) Focus Report	$166,392
Adjusted Net Capital Per This Audit Report	$166,392

No difference exists from the net capital as reported by the company and the net capital per this audit report.

KLEIN & RIZZO Inc.
• Certified Public Accountants •

American Institute of Certified Public Accountants | PAUL S. KLEIN, C.P.A., C.V.A. | GEORGE E. RIZZO, C.P.A. | Pennsylvania Institute of Certified Public Accountants

Schedule B

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

November 18, 2004

Nestlerode & Co., Inc.
430 W. Irvin Avenue
State College, PA 16804

We have examined the financial statements of Nestlerode & Co., Inc. for the year ended September 30, 2004 and have issued our report thereon dated November 18, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's objectives under SEC rule 17A-5. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nestlerode & Co., Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Klein + Rizzo, Inc.

Klein and Rizzo, Inc.
Certified Public Accountants

1418 EAST THIRD STREET • WILLIAMSPORT PA 17701 • TELEPHONE 570-326-2668 • FAX 570-323-3767